Exhibit 99

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Financial Statements

Report of Independent Registered Public Accounting Firm	2

Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008	3

Consolidated Balance Sheets as of December 31, 2010 and 2009	4

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	5

Consolidated Statements of Equity and Comprehensive Income/(Loss) for the years ended December 31, 2010, 2009 and 2008	6

Notes to Consolidated Financial Statements	7

Financial Statement Schedule

Schedule II – Valuation and Qualifying Accounts and Reserves	39

Crown Cork & Seal Company, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Crown Holdings, Inc. and

Crown Cork & Seal Company, Inc.:

In our opinion, the accompanying consolidated financial statements listed in the accompanying index to Exhibit 99 present fairly, in all material respects, the financial position of Crown Cork & Seal Company, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index to Exhibit 99 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A, the Company changed the manner in which it accounts for transfers of financial assets as of January 1, 2010.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

February 28, 2011

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions)

For the years ended December 31	2010	2009	2008

Net sales	$7,941	$7,938	$8,305

Cost of products sold, excluding depreciation and amortization	6,519	6,551	6,885
Depreciation and amortization	172	194	216

Gross profit	1,250	1,193	1,204

Selling and administrative expense	360	381	396
Provision for asbestos…Note K	46	55	25
Provision for restructuring…Note M	42	43	21
Asset impairments and sales…Note N	(18)	(6)	6
Loss from early extinguishments of debt…Note P	16	26	2
Interest expense	203	247	302
Interest income	(9)	(6)	(11)
Translation and foreign exchange adjustments	(4)	(6)	21

Income before income taxes and equity earnings	614	459	442
Provision for income taxes…Note U	165	7	112
Equity earnings/(loss) in affiliates	3	(2)	0

Net income	452	450	330
Net income attributable to noncontrolling interests	(128)	(116)	(104)

Net income attributable to Crown Cork & Seal	$324	$334	$226

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

December 31	2010	2009

Assets
Current assets
Cash and cash equivalents	$463	$459
Receivables, net…Note C	936	714
Inventories…Note D	1,060	960
Prepaid expenses and other current assets	189	107

Total current assets	2,648	2,240

Goodwill…Note E	1,984	2,050
Property, plant and equipment, net…Note F	1,610	1,509
Other non-current assets…Note G	1,033	892

Total	$7,275	$6,691

Liabilities and equity
Current liabilities
Short-term debt…Note P	$241	$30
Current maturities of long-term debt…Note P	158	29
Accounts payable and accrued liabilities…Note H	1,950	1,845

Total current liabilities	2,349	1,904

Long-term debt, excluding current maturities…Note P	2,649	2,739
Postretirement and pension liabilities…Note T	1,159	1,037
Other non-current liabilities…Note I	485	448
Commitments and contingent liabilities…Notes J and L

Equity

Noncontrolling interests	325	389

Preferred stock, authorized: 30,000,000; none issued
Common stock, par value: $5.00; 1,000 shares outstanding
Additional paid-in capital	2,411	2,525
Accumulated earnings/(deficit)	230	(94)
Accumulated other comprehensive loss…Note B	(2,333)	(2,257)

Crown Cork & Seal shareholders’ equity	308	174

Total equity	633	563

Total	$7,275	$6,691

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

For the years ended December 31	2010	2009	2008
Cash flows from operating activities
Net income	$452	$450	$330
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	172	194	216
Provision for restructuring	42	43	21
Asset impairments and sales	(18)	(6)	6
Pension expense	112	130	13
Pension contributions	(79)	(74)	(71)
Deferred income taxes	52	(81)	23
Changes in assets and liabilities:
Receivables	(255)	42	(110)
Inventories	(119)	50	(23)
Accounts payable and accrued liabilities	152	(86)	39
Asbestos liabilities	19	29
Other	34	47	(38)

Net cash provided by operating activities	564	738	406

Cash flows from investing activities
Capital expenditures	(320)	(180)	(174)
Proceeds from sale of businesses, net of cash sold	7
Proceeds from sale of property, plant and equipment	32	2	15
Acquisition of business		(22)
Other			(27)

Net cash used for investing activities	(281)	(200)	(186)

Cash flows from financing activities
Proceeds from long-term debt	745	400	27
Payments of long-term debt	(734)	(1,044)	(94)
Net change in revolving credit facility and short-term debt	278	82	15
Net change in long-term intercompany debt	(216)	37	(9)
Purchase of noncontrolling interests	(169)
Dividends paid to noncontrolling interests	(112)	(87)	(65)
Other	(65)	(71)	65

Net cash used for financing activities	(273)	(683)	(61)

Effect of exchange rate changes on cash and cash equivalents	(6)	8	(20)

Net change in cash and cash equivalents	4	(137)	139

Cash and cash equivalents at January 1	459	596	457

Cash and cash equivalents at December 31	$463	$459	$596

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME/(LOSS)

(in millions)

	Crown Cork & Seal Company, Inc. Shareholders’ Equity
	Paid-in Capital	Accumulated Earnings/ (Deficit)	Accumulated Other Comprehensive Loss	Total Crown Equity	Noncontrolling Interests	Total

Balance at January 1, 2008	$2,525	$(654)	$(1,646)	$225	$323	$548

Comprehensive income:
Net income		226		226	104	330
Translation adjustments			(398)	(398)	2	(396)
Pension and postretirement plans:
Net loss and prior service cost adjustments			(139)	(139)		(139)
Amortization of net loss and prior service cost			38	38		38
Derivatives qualifying as hedges			(51)	(51)		(51)

Total comprehensive income/(loss)				(324)	106	(218)

Dividends paid to noncontrolling interests					(65)	(65)
Purchase of noncontrolling interests					(11)	(11)

Balance at December 31, 2008	$2,525	$(428)	$(2,196)	$(99)	$353	$254

Comprehensive income:
Net income		334		334	116	450
Translation adjustments			141	141	2	143
Pension and postretirement plans:
Net loss and prior service cost adjustments			(352)	(352)		(352)
Amortization of net loss and prior service cost			67	67		67
Derivatives qualifying as hedges			83	83	3	86

Total comprehensive income				273	121	394

Dividends paid to noncontrolling interests					(87)	(87)
Acquisition of business					2	2

Balance at December 31, 2009	$2,525	$(94)	$(2,257)	$174	$389	$563

Comprehensive income:
Net income		324		324	128	452
Translation adjustments			(23)	(23)	(6)	(29)
Pension and postretirement plans:
Net loss and prior service cost adjustments			(147)	(147)		(147)
Amortization of net loss and prior service cost			73	73		73
Derivatives qualifying as hedges			12	12	(1)	11

Total comprehensive income				239	121	360

Dividends paid to noncontrolling interests					(112)	(112)
Purchase of noncontrolling interests	(114)		9	(105)	(64)	(169)
Sale of business					(9)	(9)

Balance at December 31, 2010	$2,411	$230	$(2,333)	$308	$325	$633

The accompanying notes are an integral part of these consolidated financial statements.

Crown Cork & Seal Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share, per share, employee and statistical data)

A. Summary of Significant Accounting Policies

Business and Principles of Consolidation. The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. (“Crown Cork” or the “Company”) and its consolidated subsidiary companies (where the context requires, the “Company” shall include reference to the Company and its consolidated subsidiary companies). Crown Cork & Seal Company, Inc. is a wholly-owned subsidiary of Crown Holdings, Inc. (“CHI”).

These financial statements are provided to comply with CHI’s requirement under Rule 3-16 of Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt.

The Company manufactures and sells metal containers, metal closures, and canmaking equipment. These products are manufactured in the Company’s plants both within and outside the United States and are sold through the Company’s sales organization to the soft drink, food, citrus, brewing, household products, personal care and various other industries. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and reflect management’s estimates and assumptions. Actual results could differ from those estimates, impacting reported results of operations and financial position. All intercompany accounts and transactions are eliminated in consolidation. In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity (“VIE”). If an entity is a VIE, the Company determines whether it is the primary beneficiary based on whether it (1) has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. If an entity is not a VIE, the Company consolidates those entities in which it has control, including certain subsidiaries that are not majority-owned. Certain of the Company’s agreements with noncontrolling interests contain provisions in which the Company would surrender certain decision-making rights upon a change in control of the Company. AccordingIy, consolidation of these operations may no longer be appropriate subsequent to a change in control of the Company, as defined in the agreements. Investments in companies in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in securities where the Company does not have the ability to exercise significant influence over operating and financial policies, and whose fair value is readily determinable such as those listed on a securities exchange, are referred to as “available for sale securities” and reported at their fair value with unrealized gains and losses reported in accumulated other comprehensive income in equity. Other investments are carried at cost.

Foreign Currency Translation. For non-U.S. subsidiaries which operate in a local currency environment, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the year. Translation adjustments for these subsidiaries are accumulated as a separate component of accumulated other comprehensive income in equity. For non-U.S. subsidiaries that use a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at approximate rates prevailing when acquired; all other assets and liabilities are translated at year-end exchange rates. Inventories charged to cost of sales and depreciation are remeasured at historical rates; all other income and expense items are translated at average exchange rates prevailing during the year. Gains and losses which result from remeasurement are included in earnings.

Revenue Recognition. Revenue is recognized from product sales when the goods are shipped and the title and risk of loss pass to the customer. Provisions for discounts and rebates to customers, returns, and other adjustments are estimated and provided for in the period that the related sales are recorded. Taxes collected from customers and remitted to governmental authorities are excluded from net sales. Shipping and handling fees and costs are reported as cost of products sold.

Crown Cork & Seal Company, Inc.

Stock-Based Compensation. The Company has stock-based employee compensation plans that are currently comprised of fixed stock options and restricted stock awards. Compensation expense is recognized over the vesting period on a straight-line basis based on the grant date fair value and the estimated number of awards that are expected to vest. The fair value of stock option awards are calculated using the Black-Scholes option pricing model and the fair value of performance based restricted stock awards are calculated using a Monte Carlo valuation model.

Stock-based compensation expense was $20, $18 and $16 in 2010, 2009 and 2008, respectively.

Cash and Cash Equivalents. Cash equivalents represent investments with maturities of three months or less from the time of purchase and are carried at cost, which approximates fair value because of the short maturity of those instruments. Outstanding checks in excess of funds on deposit are included in accounts payable.

Accounts Receivable and Allowance for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. The allowance is determined based on a review of individual accounts for collectibility, generally focusing on those accounts that are past due. The current year expense to adjust the allowance for doubtful accounts is recorded within cost of products sold in the consolidated statements of operations. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost for U.S. inventories principally determined under the first-in, first-out (“FIFO”) method. Non-U.S. inventories are principally determined under the average cost method.

Property, Plant and Equipment. Property, plant and equipment (“PP&E”) is carried at cost less accumulated depreciation and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. Cost of constructed assets includes capitalized interest incurred during the construction and development period. Maintenance and repairs, including labor and material costs for planned major maintenance such as annual production line overhauls, are expensed as incurred. When PP&E is retired or otherwise disposed, the net carrying amount is eliminated with any gain or loss on disposition recognized in earnings at that time.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. The range of estimated economic lives in years assigned to each significant fixed asset category is as follows: Land Improvements-25; Buildings and Building Improvements-25 to 40; Machinery and Equipment-3 to 14.

Goodwill. Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, and other intangible assets are stated at cost. Potential impairment of goodwill is identified by comparing the fair value of a reporting unit, using a combination of market values for comparable businesses and discounted cash flow projections, to its carrying value including goodwill. Goodwill was allocated to the reporting units at the time of the acquisition based on the relative fair values of the reporting units. If the carrying value of a reporting unit exceeds its fair value, any impairment loss is measured by comparing the carrying value of the reporting unit’s goodwill to its implied fair value. Goodwill is tested for impairment in the fourth quarter of each year or when facts and circumstances indicate goodwill may be impaired.

Impairment or Disposal of Long-Lived Assets. In the event that facts and circumstances indicate that the carrying value of long-lived assets, primarily PP&E and certain identifiable intangible assets with finite lives, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying value of an asset is not recoverable from its undiscounted cash flows, an impairment loss is measured by comparing the carrying value of the asset to its fair value, based on discounted cash flows. Long-lived assets classified as held for sale are presented in the balance sheet at the lower of their carrying value or fair value less cost to sell.

Crown Cork & Seal Company, Inc.

Taxes on Income. The provision for income taxes is determined using the asset and liability approach. Deferred taxes represent the future expected tax consequences of differences between the financial reporting and tax bases of assets and liabilities based upon enacted tax rates and laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The with-and-without approach is used to account for utilization of windfall tax benefits arising from the Company’s stock-based compensation plans and only the direct impact of awards is considered when calculating the amount of windfalls or shortfalls. Investment tax credits earned in connection with capital expenditures are recorded as a reduction in income taxes in the year the credit arises. Income tax-related interest is reported as interest expense and penalties are reported as income tax expense.

Derivatives and Hedging. All outstanding derivative financial instruments are recognized in the balance sheet at their fair values. The impact on earnings from recognizing the fair values of these instruments depends on their intended use, their hedge designation and their effectiveness in offsetting changes in the fair values of the exposures they are hedging. Changes in the fair values of instruments designated to reduce or eliminate adverse fluctuations in the fair values of recognized assets and liabilities and unrecognized firm commitments are reported currently in earnings along with changes in the fair values of the hedged items. Changes in the effective portions of the fair values of instruments used to reduce or eliminate adverse fluctuations in cash flows of anticipated or forecasted transactions are reported in equity as a component of accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified to earnings when the related hedged items impact earnings or the anticipated transactions are no longer probable. Changes in the fair values of derivative instruments that are not designated as hedges or do not qualify for hedge accounting treatment are reported currently in earnings. Amounts reported in earnings are classified consistent with the item being hedged.

The effectiveness of derivative instruments in reducing risks associated with the hedged exposures is assessed at inception and on an ongoing basis. Any amounts excluded from the assessment of hedge effectiveness, and any ineffective portion of designated hedges, are reported currently in earnings. Time value, a component of an instrument’s fair value, is excluded in assessing effectiveness for fair value hedges, except hedges of firm commitments, and included for cash flow hedges.

Hedge accounting is discontinued prospectively when (i) the derivative instrument is no longer effective in offsetting changes in fair value or cash flows of the underlying hedged item, (ii) the derivative instrument expires, is sold, terminated or exercised, or (iii) designating the derivative instrument as a hedge is no longer appropriate.

The Company formally documents all relationships between its hedging instruments and hedged items at inception, including its risk management objective and strategy for establishing various hedge relationships. Cash flows from hedging instruments are classified in the Consolidated Statements of Cash Flows consistent with the items being hedged.

Research and Development. Net research, development and engineering costs of $42, $42 and $47 in 2010, 2009 and 2008, respectively, were expensed as incurred and reported in selling and administrative expense in the Consolidated Statements of Operations. Substantially all engineering and development costs are related to developing new products or designing significant improvements to existing products or processes. Costs primarily include employee salaries and benefits and facility costs.

Reclassifications. Certain reclassifications of prior years’ data have been made to conform to the current year presentation.

Recent Accounting and Reporting Pronouncements. Effective January 1, 2010, the Company adopted the FASB’s amended guidance on transfers of financial assets. The guidance removes the concept of a qualifying special-purpose entity, establishes a new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting and clarifies and amends the derecognition criteria for a transfer to be accounted for as a sale. As a result of adopting the guidance, the Company’s current receivables securitization and certain factoring facilities are now

Crown Cork & Seal Company, Inc.

accounted for as secured borrowings. The impact of adopting the new guidance on the Company’s Consolidated Balance Sheet was to increase both the Company’s receivables and short-term debt as of December 31, 2010 by $208. The impact of adopting the new guidance on the Company’s Consolidated Statement of Cash Flows was to both increase net cash used for operating activities and net cash provided by financing activities by $208 for the year ended December 31, 2010. The adoption of the guidance did not impact the Company’s results of operations. In accordance with the guidance, prior period amounts have not been restated. See Note C for additional information.

Effective January 1, 2010, the Company adopted the FASB’s amended guidance on the consolidation of variable interest entities (VIEs). The guidance requires an entity to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Also, the guidance requires an ongoing reconsideration of the primary beneficiary and amends the events that trigger a reassessment of whether an entity is a VIE. The adoption of the guidance had no impact on the Company’s financial statements.

The FASB provided guidance that requires new disclosures about fair value measurements and clarifies existing disclosure requirements. The new disclosures include (1) transfers in and out of level 1 and level 2 fair value measurements and (2) a gross presentation of activities within level 3 fair value measurements. The clarifications to existing disclosures include a requirement to provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity is also required to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements in either level 2 or level 3. The disclosures were required for the Company beginning in 2010 except for the requirement to disclose gross presentation of activities within level 3, which is not effective until the first quarter of 2011. The disclosure requirement for transfers in and out of level 1 and level 2 had no impact on the Company. The requirement to disclose gross presentation of activities within level 3 is expected to affect only the Company’s level 3 pension assets. See Note Q for additional information regarding the Company’s fair value measurements and Note T for additional information regarding the Company’s pensions and other retirement benefits.

B. Accumulated Other Comprehensive Loss Attributable to Crown Cork & Seal

	2010	2009
Pension and postretirement adjustments	$(1,699)	$(1,625)
Cumulative translation adjustments	(673)	(659)
Derivatives qualifying as hedges	39	27

	$(2,333)	$(2,257)

C. Receivables

	2010	2009
Accounts and notes receivable	$829	$598
Less: allowance for doubtful accounts	(40)	(40)

Net trade receivables	789	558
Miscellaneous receivables	147	156

	$936	$714

Crown Cork & Seal Company, Inc.

Following are the changes in the allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008.

	Balance at beginning of year	Expense	Write offs	Translation	Balance at end of year
2008	$28	$1	$(4)	$(1)	$24
2009	24	17	(3)	2	40
2010	40	4	(3)	(1)	40

The Company utilizes receivable securitization facilities in the normal course of business as part of its management of cash flows. Under its committed $200 North American facility, the Company sells receivables, on a revolving basis, to a wholly-owned, bankruptcy-remote subsidiary. The subsidiary was formed for the sole purpose of buying and selling receivables generated by the Company and, in turn, sells undivided percentage ownership interests in the pool of purchased receivables to a syndicate of financial institutions. The Company generally retains an ownership interest in the pool of receivables that is subordinated to the ownership interests in the pool of receivables that are sold to third parties. Accordingly, the Company has determined that these transactions do not qualify for sale accounting and has therefore accounted for the transactions as secured borrowings.

Under the Company’s committed €120 European securitization facility, certain subsidiaries in the U.K. and France sell receivables to an entity formed in France for the sole purpose of buying receivables from the selling subsidiaries. The buying entity finances the purchase of receivables through the issuance of senior units to a third party. Since the units issued to the third party are senior to the interests retained by the Company, the Company has determined that these transactions do not qualify for sale accounting and has therefore accounted for the transactions as secured borrowings.

In addition, the Company utilizes receivables factoring arrangements in the normal course of business as part of managing cash flows for its European operations. Under the arrangements, the Company sells its entire interest in specified receivables to various third parties. Where the Company has surrendered control over factored receivables, the Company has accounted for the transfers as sales.

The Company’s continuing involvement in factored receivables accounted for as sales is limited to servicing the receivables. The Company receives adequate compensation for servicing the receivables; therefore, no servicing asset or liability was recorded.

At December 31, 2010, the Company’s Consolidated Balance Sheet included $208 of receivables that were securitized or factored and $208 of associated liabilities. In addition, at December 31, 2010, the Company derecognized receivables of $210 related to factoring arrangements accounted for as sales. At December 31, 2009, receivables of $392 securitized or factored under the Company’s facilities were accounted for as sales and reported as a reduction of receivables in the Company’s Consolidated Balance Sheet.

In 2010, 2009 and 2008, the Company recorded expenses related to securitization and factoring facilities of $10, $10 and $23 as interest expense, respectively.

Collections from customers on securitized or factored receivables and related fees and costs are included in operating activities in the Consolidated Statements of Cash Flows. Proceeds and repayments from issuances of ownership interests in the consolidated entity that buys and sells the Company’s receivables under its securitization facilities as well as amounts received from factors for transactions that do not qualify for sale accounting are included in financing activities in the Consolidated Statements of Cash Flows.

Crown Cork & Seal Company, Inc.

D. Inventories

	2010	2009
Finished goods	$365	$368
Work in process	128	102
Raw materials and supplies	567	490

	$1,060	$960

E. Goodwill

Changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2010 and 2009 were as follows:

	Americas Beverage	North America Food	European Beverage	European Food	European Specialty Packaging	Non- reportable segments	Total
Balance at January 1, 2009:
Goodwill	$447	$148	$733	$1,311	$139	$154	$2,932
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)

Net	418	148	660	587	0	143	1,956
Foreign currency translation	7	10	40	25		12	94

Balance at December 31, 2009:
Goodwill	454	158	773	1,336	139	166	3,026
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)

Net	425	158	700	612	0	155	2,050
Foreign currency translation	3	4	(30)	(36)		(7)	(66)

Balance at December 31, 2010:
Goodwill	457	162	743	1,300	139	159	2,960
Accumulated impairment losses	(29)		(73)	(724)	(139)	(11)	(976)

Net	$428	$162	$670	$576	$0	148	$1,984

F. Property, Plant and Equipment

	2010	2009
Buildings and improvements	$804	$793
Machinery and equipment	4,062	4,063

	4,866	4,856
Less: accumulated depreciation and amortization	(3,575)	(3,601)

	1,291	1,255
Land and improvements	145	145
Construction in progress	174	109

	$1,610	$1,509

Crown Cork & Seal Company, Inc.

G. Other Non-Current Assets

	2010	2009
Deferred taxes	$530	$601
Intercompany loan to Crown Holdings, Inc.	377	161
Pension assets	4	23
Debt issue costs	44	28
Investments	26	24
Fair value of derivatives	13	17
Other	39	38

	$1,033	$892

The investments caption includes the Company’s investments accounted for by the equity method and the cost method.

H. Accounts Payable and Accrued Liabilities

	2010	2009
Trade accounts payable	$1,300	$1,163
Salaries, wages and other employee benefits, including pension and postretirement	189	192
Accrued taxes, other than on income	122	129
Fair value of derivatives	16	67
Accrued interest	38	20
Asbestos liabilities	25	25
Income taxes payable	30	25
Deferred taxes	20	14
Restructuring	23	25
Other	187	185

	$1,950	$1,845

I. Other Non-Current Liabilities

	2010	2009
Asbestos liabilities	$224	$205
Deferred taxes	39	30
Postemployment benefits	43	44
Income taxes payable	27	27
Environmental	13	16
Other	139	126

	$485	$448

Income taxes payable includes uncertain tax positions as discussed in Note U.

J. Lease Commitments

The Company leases manufacturing, warehouse and office facilities and certain equipment. Certain non-cancelable leases are classified as capital leases and are included in property, plant and equipment. Other long-term non-cancelable leases are classified as operating leases and are not capitalized. Certain of the leases contain renewal or purchase options, but the leases do not contain significant contingent rental payments, escalation clauses, rent holidays, rent concessions or leasehold improvement

Crown Cork & Seal Company, Inc.

incentives. The amount of capital leases reported as capital assets, net of accumulated amortization, was $2 and $3 at December 31, 2010 and 2009, respectively.

Under long-term operating leases, minimum annual rentals are $55 in 2011, $44 in 2012, $31 in 2013, $17 in 2014, $11 in 2015 and $48 thereafter. Such rental commitments have been reduced by minimum sublease rentals of $12 due under non-cancelable subleases. The present value of future minimum payments on capital leases was $2 as of December 31, 2010. Rental expense (net of sublease rental income) was $60, $62 and $60 in 2010, 2009 and 2008, respectively. Amortization of capital leases is reported in depreciation and amortization expense in the Consolidated Statements of Operations.

K. Provision for Asbestos

Crown Cork & Seal Company, Inc. (“Crown Cork”) is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock Crown Cork purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation assets and was later merged into Crown Cork.

Prior to 1998, amounts paid to asbestos claimants were covered by a fund made available to Crown Cork under a 1985 settlement with carriers insuring Crown Cork through 1976, when Crown Cork became self-insured. The fund was depleted in 1998 and the Company has no remaining coverage for asbestos-related costs.

During 2010, the states of Nebraska and South Dakota enacted legislation that limits asbestos-related liabilities under state law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos.

Similar legislation was enacted in Florida, Georgia, Indiana, Mississippi, North Dakota, Ohio, Oklahoma, South Carolina and Wisconsin in recent years. The legislation, which applies to future and, with the exception of Georgia, South Carolina and South Dakota, pending claims, caps asbestos-related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation. Crown Cork has paid significantly more for asbestos-related claims than the total value of its predecessor’s assets adjusted for inflation. Crown Cork has integrated the legislation into its claims defense strategy. The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on Crown Cork.

In June 2003, the State of Texas enacted legislation that limits the asbestos-related liabilities in Texas courts of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor’s assets adjusted for inflation. Crown Cork has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets.

On October 22, 2010, the Texas Supreme Court, in a 6-2 decision, reversed a lower court decision, Barbara Robinson v. Crown Cork & Seal Company, Inc., No. 14-04-00658-CV, Fourteenth Court of Appeals, Texas, which had upheld the dismissal of an asbestos-related case against Crown Cork. The Texas Supreme Court held that the Texas legislation was unconstitutional under the Texas Constitution when applied to asbestos-related claims pending against Crown Cork when the legislation was enacted in June, 2003. The Company recorded a pre-tax charge of $15 including estimated legal fees to increase its accrual for asbestos related costs for claims pending in Texas on June 11, 2003. The Company believes that the decision of the Texas Supreme Court is limited to retroactive application of the Texas legislation to asbestos-related cases that were pending against Crown Cork in Texas on June 11, 2003 and therefore continues to assign no value to claims filed after June 11, 2003.

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. Crown Cork has paid significantly more for asbestos-related claims than the acquired company’s adjusted asset value. In November 2004, the legislation was amended to address a Pennsylvania Supreme Court decision (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002) which held that the statute violated the Pennsylvania Constitution due to retroactive

Crown Cork & Seal Company, Inc.

application. The Company cautions that the limitations of the statute, as amended, are subject to litigation and may not be upheld. Adverse rulings in cases challenging the constitutionality of the Pennsylvania statute could have a material impact on the Company.

At December 31, 2010, the Company had 50,000 claims outstanding. Of these claims, approximately 15,000 relate to claimants alleging first exposure to asbestos after 1964 and 35,000 relate to claimants alleging first exposure to asbestos before or during 1964, of which approximately 12,000 were filed in Texas, 2,000 were filed in Pennsylvania, 6,000 were filed in other states that have enacted asbestos legislation and 15,000 were filed in other states. Historically (1977-2010), Crown Cork estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964.

With respect to claimants alleging first exposure to asbestos before or during 1964, the Company does not include in its accrual any amounts for settlements in states where the Company’s liability is limited by statute.

With respect to post-1964 claims, regardless of the existence of asbestos legislation, the Company does not include in its accrual any amounts for settlement of these claims because of increased difficulty of establishing identification of relevant insulation products as the cause of injury. Given our settlement experience with post-1964 claims, we do not believe that an adverse ruling in the Texas or Pennsylvania asbestos litigation cases, or in any other state that has enacted asbestos legislation, would have a material adverse impact on the Company with respect to such claims.

Of the approximately 50,000 claims outstanding at the end of 2010, 2009 and 2008 approximately 18%, 16% and 15%, respectively, relate to claims alleging serious diseases (primarily mesothelioma and other malignancies). Of the approximately 15,000 claims related to claimants alleging first exposure to asbestos before or during 1964 that were filed in states that have not enacted asbestos legislation and were outstanding at the end of 2010, 2009 and 2008 approximately 31%, 29% and 25%, respectively, relate to claims alleging serious disease.

Of the 50,000 claims outstanding at the end of 2010, approximately 96% were filed by plaintiffs who do not claim a specific amount of damages or claim a minimum amount as established by court rules relating to jurisdiction; approximately 2% were filed by plaintiffs who claim damages of less than $5; approximately 2% were filed by plaintiffs who claim damages from $5 to less than $100 (87% of whom claim damages from $10 to less than $25) and 5 were filed by plaintiffs who claim damages ranging from $106 to $185.

The outstanding claims at December 31, 2010 exclude 33,000 pending claims involving plaintiffs who allege that they are, or were, maritime workers subject to exposure to asbestos, but whose claims the Company believes will not have a material effect on the Company’s consolidated results of operations, financial position or cash flow. The outstanding claims at December 31, 2010 also exclude approximately 19,000 inactive claims. Due to the passage of time, the Company considers it unlikely that the plaintiffs in these cases will pursue further action. The exclusion of these inactive claims had no effect on the calculation of the Company’s accrual as the claims were filed in states, as described above, where the Company’s liability is limited by statute.

During 2010, 2009 and 2008, respectively, Crown Cork (i) received 2,000, 2,000 and 3,000 new claims and (ii) settled or dismissed 2,000, 2,000 and 3,000 claims.

During 2010, 2009 and 2008, respectively, the Company recorded pre-tax charges of $46, $55 and $25 to increase its accrual, (ii) made asbestos-related payments of $27, $26 and $25, (iii) settled claims totaling $17, $17 and $15 and (iv) had outstanding accruals of $249, $230 and $201 at the end of the year.

As of December 31, 2010, the Company’s accrual for pending and future asbestos-related claims and related legal costs was $249, including $196 for unasserted claims. The Company’s accrual includes estimates for probable costs for claims through the year 2020. Potential estimated additional claims costs of $30 beyond 2020 have not been included in the Company’s accrual, as the Company believes cost projections beyond ten years are inherently unreliable due to potential changes in the litigation environment and other factors whose impact cannot be known or reasonably estimated.

Crown Cork & Seal Company, Inc.

Crown Cork has entered into arrangements with plaintiffs’ counsel in certain jurisdictions with respect to claims which are not yet filed, or asserted, against us. However, Crown Cork expects claims under these arrangements to be filed or asserted against Crown Cork in the future. The projected value of these claims is included in the Company’s estimated liability as of December 31, 2010.

While it is not possible to predict the ultimate outcome of asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual. Unfavorable court decisions or other adverse developments may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position or cash flow.

L. Commitments and Contingent Liabilities

The Company, along with others in most cases, has been identified by the EPA or a comparable state environmental agency as a Potentially Responsible Party (“PRP”) at a number of sites and has recorded aggregate accruals of $6 for its share of estimated future remediation costs at these sites. The Company has been identified as having either directly or indirectly disposed of commercial or industrial waste at the sites subject to the accrual, and where appropriate and supported by available information, generally has agreed to be responsible for a percentage of future remediation costs based on an estimated volume of materials disposed in proportion to the total materials disposed at each site. The Company has not had monetary sanctions imposed nor has the Company been notified of any potential monetary sanctions at any of the sites. The Company has also recorded aggregate accruals of $8 for remediation activities at various worldwide locations that are owned by the Company and for which the Company is not a member of a PRP group. Actual expenditures for remediation were $2, $2 and $5 in 2010, 2009 and 2008, respectively.

The Company records an undiscounted environmental reserve when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. Reserves at December 31, 2010 are primarily for asserted claims and are based on internal and external environmental studies. The Company expects that the liabilities will be paid out over the period of remediation for the applicable sites, which in some cases may exceed ten years. Although the Company believes its reserves are adequate, there can be no assurance that the ultimate payments will not exceed the amount of the Company’s reserves and will not have a material effect on the Company’s consolidated results of operations, financial position and cash flow. Any possible loss or range of potential loss that may be incurred in excess of the recorded accruals cannot be estimated.

The Company is subject to antitrust investigations in Europe. In August 2010, the Spanish National Antitrust Commission issued a Proposal for Resolution (Propuesta de Resolución) alleging that Crown European Holdings SA, a wholly-owned subsidiary of the Company, and one of its subsidiaries violated Spanish and European competition law by coordinating certain commercial terms and exchanging information with competitors in Spain. The Proposal for Resolution does not constitute a decision on the merits and was replied to by the Company. The investigation phase of the proceeding has now ended and the proceeding has entered the resolution phase before the Board of the Spanish National Antitrust Commission. If the Antitrust Commission finds that the Company’s subsidiaries violated competition law, the Antitrust Commission has the authority to levy fines. The Company believes that the allegations in Spain are without merit and intends to defend its position vigorously. The Company estimates the possible range of loss to be €8 to €12. However, the Company is unable to predict the ultimate outcome of the investigation or its impact on the Company. The Company expects that a final decision from the Board of Spanish National Antitrust Commission will be issued in 2011. This decision would be subject to appeal to the Spanish courts.

Crown Cork & Seal Company, Inc.

In July 2010, a subsidiary of the Company became aware of an investigation by the Netherlands Competition Authority in relation to competition law matters. No allegations have been made at this stage by the Dutch authorities.

The Company’s Italian subsidiaries have received or expect to receive assessments for value added taxes and related income taxes from the Italian tax authorities resulting from certain third party suppliers’ failures to remit required value added tax payments due by those suppliers under Italian law with respect to purchases for resale to the Company. The assessments cover tax periods 2004 and 2005 and additional assessments are expected to cover periods 2006 through 2009. The expected total assessments resulting from these third party suppliers failing to remit the tax payments are approximately €40 plus any applicable interest and penalties. The Company intends to dispute these assessments and believes that, if necessary, it should be able to successfully demonstrate in the Italian courts that it has no additional liability for the asserted taxes. While the Company intends to dispute the assessments, there can be no assurance that it will be successful in such disputes or regarding the final amount of additional taxes, if any, payable to the Italian tax authorities.

The Company and its subsidiaries are also subject to various other lawsuits and claims with respect to labor, environmental, securities, vendor and other matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the Company’s consolidated results of operations, financial position or cash flow.

The Company has various commitments to purchase materials, supplies and utilities totaling approximately $5,427 as of December 31, 2010 as part of the ordinary conduct of business. The Company’s basic raw materials for its products are steel and aluminum, both of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to reflect these movements. There can be no assurance, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers. The Company also has commitments for standby letters of credit and for purchases of capital assets.

In January 2010, the Company received a one time payment of $20 as part of an overall resolution of a long-time dispute unrelated to the Company’s ongoing operations, customers or vendors, and recorded a gain of $20 within selling and administrative expense.

At December 31, 2010 the Company had certain indemnification agreements covering environmental remediation, lease payments, and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits the maximum potential amount of future liability was $15. Several agreements outstanding at December 31, 2010 did not provide liability limits. The Company also has guarantees of $30 related to the residual value of leased assets at December 31, 2010.

M. Restructuring

During 2010, the Company provided a pre-tax charge of $42 for restructuring costs including $10 for asset writedowns, $10 for pension and postretirement plan curtailment charges and $2 for severance costs related to the closure of a Canadian plant in the Company’s North America Food segment, $6 for strip and clean costs from prior restructuring actions primarily in the Company’s North America Food segment, $8 for severance costs covering administrative headcount reductions due to relocation of the Company’s European division headquarters and $6 for other related costs.

During 2009, the Company provided a pre-tax charge of $43 for restructuring costs, including $20 related to the closure of two food can plants and an aerosol can plant in Canada, $19 for severance costs to reduce headcount in the Company’s European division and $4 for costs related to a prior restructuring action in Canada. The charges of $24 in Canada included $11 for pension and postretirement benefit

Crown Cork & Seal Company, Inc.

plan curtailment charges and settlements, $6 for severance costs, $4 for other exit costs and $3 for asset writedowns.

During 2008, the Company provided a pre-tax charge of $21 for restructuring costs, including $13 to close a food can plant and a beverage can and crown plant in Canada. The charge of $13 included $4 to write down the value of property and equipment, $6 for pension plan curtailment charges, and $3 for severance costs. In addition to the charge of $13 for the Canadian plants, the Company also provided pre-tax charges of $6 to reduce headcount and $2 for other exit costs, primarily in the European Food segment.

In connection with the closure of the Canadian plant in 2010, the Company expects to incur future additional charges of approximately $15 including $13 for pension settlements when the Company receives regulatory approval and settles these obligations. The Company expects the total cash cost of the closure to be $13 including $6 for the pension settlement.

In connection with the prior restructuring actions in Canada, the Company expects to incur future additional charges of approximately $40 including $35 for pension settlements when the Company receives regulatory approval and settles these obligations and $5 for strip and clean costs. The Company expects the total cash cost of these prior restructuring actions to be $14 including $9 for the pension settlement.

Balances remaining in the reserves at December 31, 2010 included provisions of $13 for current year actions and $10 for prior restructuring actions. The balance of the restructuring reserves was included in the Consolidated Balance Sheets within accounts payable and accrued liabilities.

The components of the restructuring reserve and movements within these components during 2010 and 2009 were as follows:

	Termination Costs	Other exit costs	Asset write- downs	Total

Balance at January 1, 2009	$11	$1		$12
Provisions	36	4	$3	43
Payments made	(12)	(5)		(17)
Reclassify to other accounts	(11)		(3)	(14)
Foreign currency translation and other	1			1

Balance at December 31, 2009	25	0	0	25
Provisions	20	12	10	42
Payments made	(14)	(10)		(24)
Reclassify to other accounts	(10)		(10)	(20)

Balance at December 31, 2010	$21	$2	$0	$23

N. Asset Impairments and Sales

During 2010, the Company recorded net pre-tax gains of $18 for asset impairments and sales including a gain of $14 from sales of Canadian real estate as a result of previously announced plant closings and $4 from the sale of the Company’s plastic closures business in Brazil.

During 2009, the Company recorded net pre-tax gains of $6 for asset impairments and sales including a gain of $8 from the sale of surplus land in a European food can business, partially offset by $2 of other net losses from asset sales and impairment charges.

During 2008, the Company recorded net pre-tax charges of $6 for asset impairments and sales including an asset impairment charge of $5 to write off its investment in an available for sale security due to a declining share price and eventual Chapter 11 reorganization petition filed by the investee.

Crown Cork & Seal Company, Inc.

O. Stock-Based Compensation

As of December 31, 2010, the Company had four stock-based incentive compensation plans – 2006, 2004, 2001 and 1997 – with outstanding stock option grants and awards. All plans were approved by the Company’s shareholders. The 2006 plan, which expires in April 2016, is the only plan with shares (approximately 2.4 million) available for future grants or awards. The 2006 plan provides for the granting of awards in the form of stock options, deferred stock, restricted stock or stock appreciation rights (“SARs”). There have been no awards of SARs or deferred stock under any of the plans as of December 31, 2010. The awards may be subject to the achievement of certain performance goals, generally based on market conditions, as determined by the Plan Committee designated by the Company’s Board of Directors. Shares awarded under the plans are issued from the Company’s treasury shares.

Stock Options

A summary of stock option activity follows:

	2010
	Shares	Weighted average exercise price
Options outstanding at January 1	5,827,687	$16.54
Granted	10,000	27.39
Exercised	(1,219,680)	10.15
Forfeited	(141,500)	23.45
Expired	(8,505)	20.05

Options outstanding at December 31	4,468,002	18.08

Options fully vested or expected to vest at December 31	4,428,158	18.03

The following table summarizes outstanding and exercisable options at December 31, 2010:

Options Outstanding				Options Exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$4.25 to $8.38	242,100	0.7	$4.72	242,100	$4.72
$8.60	991,402	3.2	8.60	991,402	8.60
$8.75 to $15.99	343,000	3.2	9.32	343,000	9.32
$23.19 to $23.45	2,834,000	6.1	23.45	1,046,700	23.45
$23.88 to $26.60	57,500	7.2	25.64	16,000	25.03

	4,468,002	4.9	18.08	2,639,202	14.33

Outstanding stock options have a contractual term of ten years, are fixed-price and non-qualified. Options granted in 2007 or later vest over six years at 20% per year with initial vesting on the second anniversary of the grant.

Options outstanding at December 31, 2010 had an aggregate intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options as of December 31, 2010) of $68. The aggregate intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was $24, $22 and $17, respectively. Cash received from exercise of stock options during 2010 was $13.

Crown Cork & Seal Company, Inc.

At December 31, 2010, shares that were fully vested or expected to vest had an aggregate intrinsic value of $68 and a weighted average remaining contractual term of 4.9 years, and shares exercisable had an aggregate intrinsic value of $50 and a weighted average remaining contractual term of 4.1 years. Also at December 31, 2010, there was $10 of unrecognized compensation expense related to outstanding nonvested stock options with a weighted average recognition period of 2.2 years.

Stock options are valued at their grant date fair value using the Black-Scholes option pricing model. Valuations incorporate several variables, including expected term, expected volatility, and a risk-free interest rate. The expected term (which is the timeframe under which an award is exercised after grant) is derived from historical data about participant exercise and post-vesting employment termination patterns.

Volatility is the expected fluctuation of the Company’s stock price in the market and is derived from a combination of historical data about the Company’s stock price and implied volatilities based on market data. The risk-free interest rate is the U.S. Treasury yield curve rate in effect at the date of the grant which has a contractual life similar to the option’s expected term.

The fair values of stock option grants during 2010, 2009 and 2008 were estimated using the following weighted average assumptions:

	2010	2009	2008
Risk-free interest rate	2.6%	2.7%	3.2%
Expected life of option (years)	6.0	6.0	6.0
Expected stock price volatility	33.2%	33.7%	30.0%
Expected dividend yield	0.0%	0.0%	0.0%

The weighted average grant-date fair values for options granted during 2010, 2009 and 2008 were $10.14, $10.01 and $8.65, respectively.

Compensation expense for stock options was $5 in 2010, $5 in 2009 and $6 in 2008, using an annual forfeiture rate of approximately three percent in 2010 and 2009 and two percent in 2008. The forfeiture rate is based on historical data of the forfeiture of nonvested share-based awards through the termination of service by plan participants.

Restricted Stock

Each year the Company awards shares to certain senior executives. The awards are in the form of time-vested restricted stock and performance-based shares. The restricted stock vests ratably over three years on the anniversary date of the award. The performance-based shares, containing a market performance feature, cliff vest at the end of three years on the anniversary date of the award. The number of performance-based shares that will ultimately vest is based on the level of performance achieved, ranging between 0% and 200% of the shares originally awarded and will be settled in shares of common stock. The market performance criteria is the Company’s Total Shareholder Return (“TSR”), which includes share price appreciation and dividends paid, during the three-year term of the award measured against the TSR of a peer group of companies. There are currently three awards outstanding: 2008, 2009 and 2010. Under the awards, participants who terminate employment for retirement, disability or death receive accelerated vesting of their time-vested awards to the date of termination. Performance-based awards will be issued to the terminated participants on the original vesting date.

A summary of restricted stock and performance-based share transactions during the year ended December 31, 2010 follows:

	Shares	Weighted average grant date fair value
Shares at January 1, 2010	1,069,028	$22.42
Awarded	481,326	30.95
Released	(490,873)	23.13

Shares at December 31, 2010	1,059,481	25.96

Crown Cork & Seal Company, Inc.

The weighted-average grant date fair value of time-vested restricted stock awarded in 2010, 2009 and 2008 was $26.80, $18.87 and $22.68, respectively. The weighted-average grant date fair value of performance-based shares awarded during 2010, 2009 and 2008 was $36.25, $23.10 and $25.59, respectively.

The stock awards in 2010 included 143,525 shares of time-vested restricted stock and 229,624 performance-based shares. In addition to the annual stock awards, 108,177 additional performance-based shares were issued and released because the Company exceeded the level of performance established on the original date of the award in 2007 by approximately 80%. The additional shares were issued without restriction and had a fair value of $26.01. The fair value of the performance-based shares awarded was $36.25, using a Monte Carlo valuation model. The variables used in the model included stock price volatility of 38.8%, an expected term of three years, and a risk-free interest rate of 1.4% along with other factors associated with the relative performance of the Company’s stock price and shareholder returns when compared to the companies in the peer group.

Compensation expense for restricted stock was $14, $13 and $10 in 2010, 2009 and 2008, respectively. As of December 31, 2010, there was $5 of unrecognized compensation cost related to outstanding nonvested restricted and performance-based stock awards. This cost is expected to be recognized over the remaining weighted average vesting period of one year. The aggregate fair value of shares that vested during the years ended December 31, 2010, 2009 and 2008, including additional performance-based shares issued, was $13, $11 and $9, respectively.

P. Debt

	2010	2009
Short-term debt (1)
Securitization and factoring facilities	$208	$0
U.S. dollar bank loans/overdrafts	0	2
Other currency bank loans/overdrafts	33	28

Total short-term debt	$241	$30

Long-term debt
Senior secured revolving credit facilities borrowings (2)	$184	$113
Senior secured notes:
Euro (€84 in 2010 and €160 in 2009) 6.25% first priority due 2011	112	229
First priority term loans:
U.S. dollar at LIBOR plus 1.75% due 2012	147	350
Euro (€108 in 2010 and €276 in 2009) at EURIBOR plus 1.75% due 2012	145	394
Senior notes and debentures:
U.S. dollar 7.625% due 2013	0	200
U.S. dollar 7.75% due 2015	600	600
U.S. dollar 7.625% due 2017	400	400
Euro (€500) 7.125% due 2018	669
U.S. dollar 7.375% due 2026	350	350
U.S. dollar 7.50% due 2096	64	64
Other indebtedness in various currencies:
Fixed rate with rates in 2010 from 1.0% to 8.5% due 2011 through 2020	111	49
Variable rate with average rates in 2010 from 3.3% to 6.3% due 2011 through 2015	37	33
Unamortized discounts	(12)	(14)

Total long-term debt	2,807	2,768
Less: current maturities	(158)	(29)

Total long-term debt, less current maturities	$2,649	$2,739

(1)	The weighted average interest rates for short-term debt outstanding during 2010, 2009 and 2008 were 2.7%, 5.0% and 6.1%, respectively.
(2)	The weighted average interest rates for the senior secured revolving credit facilities during 2010, 2009 and 2008 were 2.6%, 5.4% and 6.6%, respectively.

Crown Cork & Seal Company, Inc.

Aggregate maturities of long-term debt for the five years subsequent to 2010, excluding unamortized discounts, were $158, $329, $26, $12, and $795, respectively. Cash payments for interest during 2010, 2009 and 2008 were $163, $246 and $288, respectively.

The estimated fair value of the Company’s long-term borrowings, based on quoted market prices for the same or similar issues, was $3,126 at December 31, 2010.

In June 2010, the Company amended its existing senior secured credit facilities to extend the maturity date of its revolving facilities and increase from $800 to $1,200 the aggregate principal amount available thereunder. The Company’s amended senior secured credit facilities now include new revolving facilities that mature on June 15, 2015 as well as the existing term loan facilities, which mature on November 15, 2012. The new senior secured revolving credit facilities are subject to a pricing grid and the interest rate can vary from LIBOR or EURIBOR plus a margin of 0.875% up to 2.00%. The facilities include provisions for letters of credit up to $200 for U.S. or European borrowers and $10 for Canadian borrowers and reduce the amount of borrowing capacity otherwise available. The interest rate on outstanding letters of credit can vary from LIBOR or EURIBOR plus a margin of 0.875% up to 2.00% plus a 0.25% facing fee. The term loans bear interest of LIBOR or EURIBOR plus 1.75%.

Lenders under the new senior secured revolving credit facilities include certain lenders under the existing senior secured revolving credit facilities who elected to convert their commitments under the existing senior secured revolving credit facilities into commitments under the new senior secured revolving credit facilities, as well as new lenders. To the extent that lenders under the existing senior secured revolving credit facilities did not participate as lenders under the new senior secured revolving credit facilities, the existing senior secured revolving credit facilities remain outstanding, subject to their maturity on May 15, 2011. The available capacity under the existing revolving facilities is now $194. Prior to maturity of the existing revolving facilities, borrowings under the existing revolving facilities and the new revolving facilities are limited to $1,200 in the aggregate. At December 31, 2010, the Company’s available borrowing capacity under the facilities was $943, equal to the facilities’ aggregate capacity of $1,200 less $184 of borrowings and $73 of outstanding letters of credit.

The senior secured revolving credit facilities and term loans contain financial covenants including an interest coverage ratio and a total net leverage ratio.

In June 2010, the Company repaid $200 of its existing U.S. dollar term loan facility and the equivalent of $200 of its existing Euro loan facility.

In July 2010, the Company sold €500 principal amount of 7.125% senior unsecured notes due 2018. The notes were issued at par by Crown European Holdings SA, a wholly owned subsidiary of the Company. The notes are senior obligations of Crown European Holdings SA and are unconditionally guaranteed on a senior basis by the Company and each of the Company’s present and future U.S. subsidiaries that guarantees obligations under the Company’s credit facilities and, subject to applicable law, each of Crown European Holdings SA’s subsidiaries that guarantee obligations under the Company’s credit facilities.

In connection with the 2010 financing transactions described above, the Company paid $31 in bond issue costs that will be amortized over the related contractual term.

During 2010, the Company recorded a loss from early extinguishments of debt of $16, including $12 for premiums paid and $4 for the write off of deferred financing fees, in connection with the following transactions:

•

The Company purchased through a tender offer and open market transactions €76 principal amount of Crown European Holdings SA’s €150 6.25% first priority senior secured notes due 2011 and paid a redemption premium of $4.

•

The Company redeemed all of the outstanding $200 principal amount of 7.625% senior notes due 2013 of Crown Americas LLC and Crown Americas Capital Corp., each a wholly-owned subsidiary of the Company and paid a redemption premium of $8.

Crown Cork & Seal Company, Inc.

During 2009, the Company recorded a net loss from early extinguishments of debt of $26, for premiums paid and the write off of deferred financing fees, in connection with the following transactions:

•

The Company purchased through a tender offer and privately negotiated transactions €300 of the €460 6.25% senior secured notes of Crown European Holdings SA due 2011. In addition to the principal of €300, the purchase price also included €13 for fees and redemption premiums.

•

In September 2009, the Company made an irrevocable deposit of $212 with a trustee to satisfy and discharge all of the outstanding indebtedness with respect to the 8.0% debentures of Crown Cork & Seal Company, Inc. due 2023. The payment of $212 included $200 for the principal amount of the debentures, $9 for accrued and unpaid interest to the redemption date of October 30, 2009, and $3 for a redemption.

•	In December 2009, the Company redeemed $300 principal amount of its U.S. dollar 7.625% senior notes due 2013 and paid a redemption premium of $11.

•	In December 2009, the Company repurchased $86 principal amount of its 7.50% debentures due 2096 at a discount of $21 to the principal amount.

During 2008, the Company redeemed the remaining $12 of its U.S. dollar 9.50% and 10.875% senior notes due 2011 and 2013 and the remaining €18 of its euro 10.25% senior notes due 2011, and recorded a charge of $2 for premiums paid and the write off of deferred financing fees.

The notes due 2011 are senior obligations of Crown European Holdings SA (“CEH”) and are guaranteed on a senior basis by Crown Holdings, Crown Cork, substantially all other U.S. subsidiaries, and certain subsidiaries in Belgium, Canada, France, Germany, Mexico, the Netherlands, Switzerland, and the U.K. The holders of the first priority senior secured notes have first priority liens on assets of certain of the guarantor subsidiaries and the stock of Crown Cork. CEH may redeem all or some of the first priority secured notes at any time by paying a make-whole premium. CEH is also required to make an offer to purchase the first priority secured notes upon the occurrence of certain change of control transactions or asset sales. The first priority note indentures contain covenants that limit the ability of the Company and its subsidiaries to, among other things, incur additional debt, pay dividends or repurchase capital stock, create liens, and engage in sale and leaseback transactions.

The notes due 2017 are senior obligations of Crown Americas, LLC and Crown Americas Capital Corp. II, ranking senior in right of payment to all subordinated indebtedness of Crown Americas, LLC and Crown Americas Capital Corp. II, and are unconditionally guaranteed on a senior basis by the Company and substantially all of its U.S. subsidiaries.

See Note V for subsequent event discussion of issuance of senior notes due 2021 and purchase and redemption of senior unsecured notes due 2015.

Q. Fair Value Measurements

Under GAAP a framework exists for measuring fair value, providing a three-tier fair value hierarchy of pricing inputs used to report assets and liabilities that are adjusted to fair value. Level 1 includes inputs such as quoted prices which are available in active markets for identical assets or liabilities as of the report date. Level 2 includes inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the report date. Level 3 includes unobservable pricing inputs that are not corroborated by market data or other objective sources. The Company has no items valued using Level 3 inputs other than certain pension plan assets as disclosed in Note T.

Crown Cork & Seal Company, Inc.

The following table sets forth the fair value hierarchy of the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010.

	Assets/liabilities		Fair value at reporting date using
	at fair value		Level 1		Level 2
	2010	2009	2010	2009	2010	2009
Assets
Derivative instruments
Foreign exchange	$26	$14			$26	$14
Commodities	53	31	$53	$31

Total	$79	$45	$53	$31	$26	$14

Liabilities
Derivative instruments
Cross-currency swaps		$49				$49
Foreign exchange	$15	17			$15	17
Commodities	1	1	$1	$1

Total	$16	$67	$1	$1	$15	$66

The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy.

The Company applies a market approach to value its commodity price hedge contracts. Prices from observable markets are used to develop the fair value of these financial instruments and they are reported under Level 1. The Company uses an income approach to value its foreign exchange forward contracts. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and foreign exchange spot and forward rates, and are reported under Level 2 of the fair value hierarchy.

See Note R for further discussion of the Company’s use of derivative instruments and their fair values at December 31, 2010, and Note T for fair value disclosures related to pension plan assets.

R. Derivative Financial Instruments

In the normal course of business the Company is subject to risk from adverse fluctuations in foreign exchange, interest rates and commodity prices. The Company manages these risks through a program that includes the use of derivative financial instruments, primarily swaps and forwards. Counterparties to these contracts are major financial institutions. The Company is exposed to credit loss in the event of nonperformance by these counterparties. The Company does not use derivative instruments for trading or speculative purposes.

The Company’s objective in managing exposure to market risk is to limit the impact on earnings and cash flow. The extent to which the Company uses such instruments is dependent upon its access to these contracts in the financial markets and its success using other methods, such as netting exposures in the same currencies to mitigate foreign exchange risk and using sales agreements that permit the pass-through of commodity price and foreign exchange rate risk to customers.

Crown Cork & Seal Company, Inc.

For derivative financial instruments accounted for as hedging instruments, the Company formally designates and documents, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the manner in which effectiveness will be assessed. The Company formally assesses, both at inception and at least quarterly thereafter, whether the derivative financial instruments used in hedging transactions are effective in offsetting changes in fair value or cash flows of the related underlying exposures. Any ineffective portion of the change in fair value of the instruments is recognized immediately in earnings.

Cash Flow Hedges

The Company designates certain derivative financial instruments as cash flow hedges. No components of the hedging instruments are excluded from the assessment of hedge effectiveness. Changes in fair value of outstanding derivatives accounted for as cash flow hedges, except any ineffective portion, are recorded in other comprehensive income until earnings are impacted by the hedged transaction. Classification of the gain or loss in the Consolidated Statements of Operations upon release from comprehensive income is the same as that of the underlying exposure. Contracts outstanding at December 31, 2010 mature between one and thirty months.

When the Company discontinues hedge accounting because it is no longer probable that an anticipated transaction will occur in the originally specified period, changes to fair value accumulated in other comprehensive income are recognized immediately in earnings.

The Company may use cross-currency and interest rate swaps to manage its portfolio of fixed and variable debt, including foreign-currency denominated intercompany debt, and to manage the impact of debt on local cash flows. The swaps are effective in mitigating the risk of changes in foreign exchange and interest rates because the critical terms of the swap, including notional amount, interest reset date, maturity date and underlying market index, match those of the foreign currency-denominated debt. In November 2010, the Company’s remaining cross-currency swap with a notional value of $235, matured and was settled by a payment of $41 to the counterparty.

The Company uses commodity forwards to hedge anticipated purchases of various commodities, including aluminum, fuel oil and natural gas. Information about commodity price exposure is derived from supply forecasts submitted by customers and these exposures are hedged by a central treasury unit. The aggregate U.S. dollar-equivalent notional value of commodity contracts designated as cash flow hedges at December 31, 2010 and 2009 were $326 and $283, respectively.

The Company also designates certain foreign exchange contracts as cash flow hedges of anticipated foreign-currency-denominated sales or purchases. The Company manages these risks at the operating unit level. Often the hedging of foreign currency risk is performed in concert with related commodity price hedges. The aggregate U.S. dollar-equivalent notional value of foreign exchange contracts designated as cash flow hedges at December 31, 2010 and 2009 were $751 and $167, respectively.

The following table sets forth financial information about the impact on Accumulated Other Comprehensive Income (“AOCI”) and earnings from changes in fair value related to derivative instruments accounted for as cash flow hedges.

	Amount of gain/(loss) recognized in AOCI (effective portion)		Amount of gain/(loss) reclassified from AOCI into earnings
Derivatives in cash flow hedges	2010	2009	2010	2009

Cross-currency swap	$9	$(30)	$13	$(23	) (1)
Foreign exchange contracts	4	6	4	6	(2)
Commodity contracts	23	24	7	(66	) (3)

Total	$36	$0	$24	$(83)

Crown Cork & Seal Company, Inc.

(1)	Within the Statement of Operations for the year ended December 31, 2010, $12 was credited to translation and foreign exchange and $1 was credited to interest income. Within the Statement of Operations for the year ended December 31, 2009, $30 was charged to translation and foreign exchange and $7 was credited to interest expense.
(2)	Within the Statement of Operations for the year ended December 31, 2010, $10 was credited to net sales and $6 was charged to cost of products sold. Within the Statement of Operations for the year ended December 31, 2009, $3 was credited to net sales and $3 was credited to cost of products sold.
(3)	Within the Statement of Operations for the year ended December 31, 2010, $10 was credited to cost of products sold and $3 was charged to income tax expense. Within the Statement of Operations for the year ended December 31, 2009, $88 was charged to cost of products sold and $22 was credited to income tax expense.

During the year ending December 31, 2011, a net gain of $39 ($30, net of tax) is expected to be reclassified to earnings. The actual amount that will be reclassified may differ from this amount due to changing market conditions. No amounts were reclassified during the years ended December 31, 2010 and 2009 in connection with anticipated transactions that were no longer considered probable and the ineffective portion recorded in earnings was less than $1.

Fair Value Hedges and Contracts Not Designated as Hedges

The Company designates certain derivative financial instruments as fair value hedges of recognized foreign-denominated assets and liabilities, generally trade accounts receivable and payable and unrecognized firm commitments. The notional values and maturity dates of the derivative instruments coincide with those of the hedged items. Changes in fair value of the derivative financial instruments, excluding time value, are offset by changes in fair value of the related hedged items. Other than for firm commitments, amounts related to time value are excluded from the assessment and measurement of hedge effectiveness and are reported in earnings. Less than $1 was reported in earnings for the year ended December 31, 2010. The U.S. dollar-equivalent notional value of foreign exchange contracts designated as fair value hedges at December 31, 2010 and 2009 was $256 and $114, respectively.

Certain derivative financial instruments, including foreign exchange contracts related to intercompany debt, were not designated or did not qualify for hedge accounting; however, they are effective economic hedges as the changes in their fair value, except for time value, are offset by changes in remeasurement of the related hedged items. The Company’s primary use of these derivative instruments is to offset the earnings impact that fluctuations in foreign exchange rates have on certain monetary assets and liabilities denominated in nonfunctional currencies. Changes in fair value of these derivative instruments are immediately recognized in earnings as foreign exchange adjustments. The aggregate U.S dollar-equivalent notional value of these contracts at December 31, 2010 and 2009 was $827 and $575, respectively.

The impact on earnings of foreign exchange contracts designated as fair value hedges was a gain of $1 for the year ended December 31, 2010 and a loss of $1 for the year ended December 31, 2009. The impact on earnings of foreign exchange contracts not designated as hedges was a gain of $16 for the year ended December 31, 2010 and a loss of $47 for the year ended December 31, 2009. These items were reported as translation and foreign exchange and were offset by changes in the fair value of the related hedged items.

Crown Cork & Seal Company, Inc.

The fair values of outstanding derivative instruments in the Consolidated Balance Sheet at December 31, 2010 and 2009 were:

	2010		2009
Assets
Derivatives designated as hedges:
Foreign exchange	$12	(4)	$4	(4)
Commodities	53	(5)	31	(5)

Derivatives not designated as hedges:
Foreign exchange	14	(4)	10	(4)

Total	$79		$45

Liabilities
Derivatives designated as hedges:
Cross-currency swaps			$49	(6)
Foreign exchange	$12	(6)	4	(6)
Commodities	1	(6)	1	(6)

Derivatives not designated as hedges:
Foreign exchange	3	(6)	13	(6)

Total	$16		$67

(4)	Reported in other current assets.
(5)	$40 and $14 reported in other current assets at December 31, 2010 and 2009, respectively, and $13 and $17 reported in other non-current assets at December 31, 2010 and 2009, respectively.
(6)	Reported in accounts payable and accrued liabilities.

S. Acquisitions

In September 2010, the Company acquired from affiliates of Swire Pacific Limited their approximately 45% interest in the holding company for Crown’s four joint venture facilities in China and their 49% interest in the holding company for Crown’s joint venture facility in Hanoi, Vietnam for an aggregate purchase price of $150. The holding companies are now wholly-owned subsidiaries of Crown.

In 2010, the Company acquired additional ownership interests in Hellas Can, its holding company in Greece, for $13. The Company now owns approximately 85% of Hellas Can and is currently in the process of acquiring the remaining ownership interests at a cost of approximately $66. There can be no assurances that the acquisition of the remaining shares will be consummated upon the terms or timing as currently contemplated, if at all. Also during the year, the Company increased its ownership interests in affiliates in Vietnam (Dong Nai) and Senegal to 96% and 100%, respectively, for an aggregate purchase price of $6.

The excess of the purchase price over the carrying amount of the noncontrolling interests has been recognized in equity.

During 2009, the Company acquired a 70% interest in a beverage can production facility near Ho Chi Minh City, Vietnam (Dong Nai) for $22 in cash, net of cash acquired. The Dong Nai facility had not commenced commercial production at the time it was acquired by the Company. The overall purchase price allocation included $28 to property, plant and equipment, $4 to accrued liabilities, and $2 to noncontrolling interests.

Crown Cork & Seal Company, Inc.

T. Pensions and Other Retirement Benefits

Pensions. The Company sponsors various pension plans covering certain U.S. and non-U.S. employees, and participates in certain multi-employer pension plans. The benefits under the Company plans are based primarily on years of service and either the employees’ remuneration near retirement or a fixed dollar multiple. Contributions to multi-employer plans in which the Company and its subsidiaries participate are determined in accordance with the provisions of negotiated labor contracts or applicable local regulations.

A measurement date of December 31 was used for all plans presented below.

The components of pension expense were as follows:

U.S.	2010	2009	2008

Service cost	$9	$8	$7
Interest cost	72	80	80
Expected return on plan assets	(80)	(71)	(117)
Amortization of actuarial loss	66	77	30
Amortization of prior service cost	2	2	2
Cost attributable to settlements and curtailments		7	7

Total pension expense	$69	$103	$9

Non-U.S.	2010	2009	2008

Service cost	$26	$19	$32
Interest cost	155	147	174
Expected return on plan assets	(179)	(162)	(230)
Amortization of actuarial loss	47	28	34
Amortization of prior service credit	(6)	(5)	(6)

Total pension expense	$43	$27	$4

The non-U.S. pension expense excludes $10 and $10 of cost attributable to curtailments that was recorded in restructuring expense in 2010 and 2009, respectively.

Additional pension expense of $4 was recognized in each of the last three years for multi-employer plans.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,477, $1,450 and $978, respectively, as of December 31, 2010 and $1,325, $1,302 and $970, respectively, as of December 31, 2009.

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $2,796, $2,668 and $2,540, respectively, as of December 31, 2010 and $209, $187 and $82, respectively, as of December 31, 2009.

Crown Cork & Seal Company, Inc.

	U.S. Plans		Non-U.S. Plans
Projected Benefit Obligations	2010	2009	2010	2009

Benefit obligations at January 1	$1,325	$1,251	$2,830	$2,101
Service cost	9	8	26	19
Interest cost	72	80	155	147
Plan participants’ contributions			5	5
Amendments	3
Curtailments			5	10
Actuarial loss	178	112	202	454
Benefits paid	(110)	(126)	(172)	(157)
Foreign currency translation			(69)	251

Benefit obligations at December 31	$1,477	$1,325	$2,982	$2,830

Accumulated benefit obligations at December 31	$1,450	$1,302	$2,853	$2,704

	U.S. Plans		Non-U.S. Plans
Plan Assets	2010	2009	2010	2009

Fair value of plan assets at January 1	$970	$870	$2,637	$2,210
Actual return on plan assets	89	210	269	260
Employer contributions	29	16	50	58
Plan participants’ contributions			5	5
Benefits paid	(110)	(126)	(172)	(157)
Foreign currency translation			(60)	261

Fair value of plan assets at December 31	$978	$970	$2,729	$2,637

The Company’s investment strategy in its U.S. plan is designed to generate returns that are consistent with providing benefits to plan participants within the risk tolerance of the plan. Asset allocation is the primary determinant of return levels and investment risk exposure. The assets of the plan are broadly diversified in terms of securities and security types in order to limit the potential of large losses from any one security.

The strategic ranges for asset allocation in the U.S. plan are as follows:

U.S. equities	35% to 45%
International equities	10% to 20%
Fixed income	12% to 22%
Real estate	0% to 5%
Private equity	5% to 10%
Hedge funds	15% to 20%

The Company’s investment strategy in its U.K. plan, the largest non-U.S. plan, is designed to achieve a funding level of 105% within the next 10 years by targeting an expected return (net of fees) of 2.4% annually in excess of the expected growth in the liabilities. The company seeks to achieve this return with a risk level commensurate with a 5% chance of the funding level falling by 8% in any one year. The strategic ranges for asset allocation in the U.K. plan are as follows:

Investment grade bonds	20% to 100%
Equities	0% to 30%
Hedge funds	0% to 20%
Real estate	0% to 10%
Private equity	0% to 13%
Emerging market wealth	0% to 5%
Distressed credit	0% to 5%
Cash	0% to 10%

Crown Cork & Seal Company, Inc.

Pension assets are classified into three levels. Level 1 asset values are derived from quoted prices which are available in active markets as of the report date. Level 2 asset values are derived from other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the report date. Level 3 asset values are derived from unobservable pricing inputs that are not corroborated by market data or other objective sources.

The following is a description of the valuation methodologies used for assets measured at fair value.

Equity securities are valued at the latest quoted prices taken from the primary exchange on which the security trades. Mutual funds are valued at the net asset value (NAV) of shares held at year-end. Fixed income securities, including government issued debt, corporate debt, asset-backed and structured debt securities are valued using market inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and other reference data including market research publications. Derivatives, which consist mainly of interest rate swaps, are valued using a discounted cash flow pricing model based on observable market data. Investment funds, hedge funds and private equity funds are valued at the NAV at year-end. The values assigned to private equity funds are based upon assessments of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples among other factors. Real estate investments are based on third party appraisals as of year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and their placement within the fair value hierarchy.

The levels assigned to the defined benefit plan assets as of December 31, 2010 and 2009 are summarized in the tables below:

Crown Cork & Seal Company, Inc.

	2010
	U.S. plan assets	Non-U.S. plan assets	Total
Level 1
Cash and cash equivalents	$62	$24	$86
Global large cap equity		68	68
U.S. large cap equity	209	37	246
U.S. mid/small cap equity	185	12	197
Mutual funds – global equity	49		49

	505	141	646

Level 2
Government issued debt securities	50	303	353
Corporate debt securities	81	531	612
Asset backed securities	4	13	17
Structured debt	14	451	465
Insurance contracts		13	13
Derivatives		27	27
Investment funds – fixed income	5	206	211
Investment funds – global equity	51	293	344
Investment funds – emerging markets	46	150	196

	251	1,987	2,238

Level 3
Investment funds – real estate		87	87
Hedge funds	135	180	315
Private equity	69	318	387
Real estate – direct	18	5	23

	222	590	812

Total	$978	$2,718	$3,696

	2009
	U.S. plan assets	Non-U.S. plan assets	Total
Level 1
Cash and cash equivalents	$24	$115	$139
Global large cap equity		86	86
U.S. large cap equity	256	36	292
U.S. mid/small cap equity	173	9	182
Mutual funds – global equity	56		56

	509	246	755

Level 2
Government issued debt securities	54	41	95
Corporate debt securities	76	866	942
Asset backed securities	5	18	23
Structured debt	12	78	90
Insurance contracts		13	13
Derivatives		27	27
Investment funds – fixed income	7	559	566
Investment funds – global equity	55	243	298
Investment funds – emerging markets	46	89	135

	255	1,934	2,189

Level 3
Investment funds – real estate		57	57
Hedge funds	115	88	203
Private equity	71	283	354
Real estate – direct	18	5	23

	204	433	637

Total	$968	$2,613	$3,581

Crown Cork & Seal Company, Inc.

Accrued income of $2 for U.S. plan assets at December 31, 2009 and $11 and $24 for non-U.S. plan assets at December 31, 2010 and 2009, respectively, is excluded from the table above.

Plan assets include $112 and $86 of the Company’s common stock at December 31, 2010 and 2009, respectively.

The following tables reconcile the beginning and ending balances of plan assets measured using significant unobservable inputs (Level 3).

	Hedge	Private	Real
	funds	equity	Estate	Total

Balance at January 1, 2009	$187	$307	$103	$597
Foreign currency translation	12	27	8	47
Asset returns – assets held at reporting date	(3)	(21)	(10)	(34)
Asset returns – assets sold during the period	16	10	(5)	21
Purchases	75	51	26	152
Sales	(84)	(20)	(42)	(146)

Balance at December 31, 2009	203	354	80	637
Foreign currency translation		(9)		(9)
Asset returns – assets held at reporting date	7	13	14	34
Asset returns – assets sold during the period	3	15	(2)	16
Purchases	126	64	30	220
Sales	(24)	(50)	(12)	(86)

Balance at December 31, 2010	$315	$387	$110	$812

Pension assets/(liabilities) included in the Consolidated Balance Sheets were:

	2010	2009

Non-current assets	$4	$23
Current liabilities	(10)	(8)
Non-current liabilities	(746)	(563)

The Company’s current liability of $10 at December 31, 2010, represents the expected required payments to be made for unfunded plans over the next twelve months. Estimated 2011 employer contributions are $65 for the Company’s funded plans.

Changes in the net loss and prior service cost/(credit) for the Company’s pension plans were:

	2010		2009		2008
	Net	Prior	Net	Prior	Net	Prior
	loss	service	loss	service	loss	service

Balance at January 1	$1,991	$3	$1,677	$(1)	$1,480	$(8)
Reclassification to net periodic benefit cost	(118)	4	(112)	3	(71)	4
Current year loss	281		329		517
Amendments		3
Foreign currency translation	(19)	(1)	97	1	(249)	3

Balance at December 31	$2,135	$9	$1,991	$3	$1,677	$(1)

The current year loss of $281 includes gains of $99 due to actual asset gains of $358 compared to expected returns of $259, offset by losses of $380 primarily due to lower discount rates at the end of 2010 compared to 2009. The estimated portions of the net losses and net prior service that are expected to be recognized as components of net periodic benefit cost in 2011 are $99 and $4, respectively.

Crown Cork & Seal Company, Inc.

Expected future benefit payments as of December 31, 2010 were:

	U.S. plans	Non-U.S. plans
2011	111	198
2012	110	173
2013	108	179
2014	135	189
2015	105	197
2016 – 2020	486	1,047

The weighted average actuarial assumptions used to calculate the benefit obligations at December 31 were:

U.S.	2010	2009	2008

Discount rate	5.1%	5.7%	6.7%
Compensation increase	3.0%	3.0%	3.0%

Non-U.S.	2010	2009	2008

Discount rate	5.4%	5.9%	6.7%
Compensation increase	3.3%	3.3%	2.9%

The weighted average actuarial assumptions used to calculate pension expense for each year were:

U.S.	2010	2009	2008

Discount rate	5.7%	6.7%	6.5%
Compensation increase	3.0%	3.0%	3.0%
Long-term rate of return	8.75%	8.75%	8.75%

Non-U.S.	2010	2009	2008

Discount rate	5.9%	6.7%	5.2%
Compensation increase	3.3%	2.9%	3.5%
Long-term rate of return	7.2%	7.0%	7.1%

The expected long-term rates of return are determined at each measurement date based on a review of the actual plan assets, the target allocation, and the historical returns of the capital markets.

Other Postretirement Benefit Plans. The Company sponsors unfunded plans to provide health care and life insurance benefits to pensioners and survivors. Generally, the medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. Life insurance benefits are generally provided by insurance contracts. The Company reserves the right, subject to existing agreements, to change, modify or discontinue the plans. A measurement date of December 31 was used for the plans presented below.

The components of net postretirement benefits cost were as follows:

	2010	2009	2008

Service cost	$9	$8	$8
Interest cost	26	30	30
Amortization of prior service credit	(25)	(22)	(23)
Amortization of actuarial loss	9	7	8

Total postretirement benefits cost	$19	$23	$23

Crown Cork & Seal Company, Inc.

Changes in the benefit obligations were:

	2010	2009

Benefit obligations at January 1	$511	$458
Service cost	9	8
Interest cost	26	30
Amendments	(108)
Curtailments		1
Actuarial loss	34	36
Benefits paid	(30)	(31)
Foreign currency translation	3	9

Benefit obligations at December 31	$445	$511

Changes in the net loss and prior service credit for the Company’s postretirement benefit plans were:

	2010		2009		2008
	Net loss	Prior service	Net loss	Prior service	Net loss	Prior service

Balance at January 1	$147	$(159)	$118	$(181)	$131	$(204)
Reclassification to net periodic benefit cost	(9)	25	(7)	22	(8)	23
Current year (gain)/loss	34		36		(1)
Amendments		(108)
Foreign currency translation	2				(4)

Balance at December 31	$174	$(242)	$147	$(159)	$118	$(181)

The estimated portions of the net losses and prior service credits that are expected to be recognized as components of net periodic benefit cost/(credit) in 2011 are $14 and ($34), respectively.

The U.S. plans were amended in 2010 to, among other things, require additional retiree contributions for medical and prescription drug costs. The impact of the amendment was to reduce the benefit obligation by $108.

Expected future benefit payments are $32 in each of the years from 2011 through 2015 and $165 in aggregate for 2016 through 2020. These payments are net of expected Medicare Part D subsidies of $1 in each of the years 2011 to 2015 and $2 in aggregate for 2016 through 2020. Benefits paid of $30 in 2010 are net of $3 of subsidies.

The health care accumulated postretirement benefit obligations were determined at December 31, 2010 using health care cost trend rates of 7.9% decreasing to 4.5% over eight years. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligations by $40 and the total of service and interest cost by $3. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligations by $34 and the total of service and interest cost by $3.

Weighted average discount rates used to calculate the benefit obligations at the end of each year and the cost for each year are presented below.

	2010	2009	2008

Benefit obligations	5.1%	5.8%	6.7%
Cost	5.8%	6.7%	6.5%

Crown Cork & Seal Company, Inc.

Other Comprehensive Income. Other comprehensive income includes amortization of net loss and prior service cost included in net periodic pension and postretirement cost of $73 net of tax of $25, $67 net of tax of $27 and $38 net of tax of $14, in 2010, 2009 and 2008, respectively. Other comprehensive income includes net loss and prior service cost adjustments arising in the current year of $(147) net of tax of $45, $(352) net of tax of $110 and $(139) net of tax of $127 in 2010, 2009 and 2008, respectively.

Employee Savings Plan. The Company sponsors the Savings Investment Plan which covers substantially all domestic salaried employees who are at least 21 years of age. The Company matches up to 50% of the first 3.0% of a participant’s compensation and the total Company contributions were $2 in each of the last three years.

Employee Stock Purchase Plan. The Company sponsors an Employee Stock Purchase Plan which covers all domestic employees with one or more years of service who are non-officers and non-highly compensated as defined by the Internal Revenue Code. Eligible participants contribute 85% of the quarter-ending market price towards the purchase of each common share. The Company’s contribution is equivalent to 15% of the quarter-ending market price. Total shares purchased under the plan in 2010 and 2009 were 32,869 and 36,650, respectively, and the Company’s contributions were less than $1 in both years.

U. Income Taxes

A reconciliation of unrecognized tax benefits for 2010, 2009 and 2008 follows.

	2010	2009	2008

Balance at January 1	$38	$34	$73
Additions for current year tax positions	4	7	5
Reductions to prior period tax positions			(38)
Lapse of statute of limitations	(3)	(3)	(3)
Settlements			(1)
Foreign currency translation	(2)		(2)

Balance at December 31	$37	$38	$34

The reserves of $37 as of December 31, 2010 in the table above primarily include potential liabilities related to transfer pricing, foreign withholding taxes, and non-deductibility of expenses. Interest and penalties are recorded in the statement of operations as interest expense and provision for income taxes, respectively. The total interest and penalties recorded in the statement of operations was $1 in each of the last three years. The reserves of $37 and $38 at the end of 2010 and 2009, respectively, exclude $4 of reserves for related penalties in each year.

The unrecognized benefits of $37 as of December 31, 2010 include $31 that, if recognized, would affect the effective tax rate. The remaining $6 would have no effect due to valuation allowances in certain jurisdictions. The Company’s unrecognized tax benefits are expected to increase in the next twelve months as it continues its current transfer pricing policies, and are expected to decrease as open tax years lapse or claims are settled. The Company is unable to estimate a range of reasonably possible changes in its unrecognized tax benefits in the next twelve months as it is unable to predict when, or if, the tax authorities will commence their audits, the time needed for the audits, and the audit findings that will require settlement with the applicable tax authorities, if any.

The tax years that remained subject to examination by major tax jurisdiction as of December 31, 2010 were 2002 and beyond for Canada; 2004 and beyond for Germany and Italy; 2006 and beyond for Spain and the United Kingdom; 2007 and beyond for the United States; and 2008 and beyond for France.

Crown Cork & Seal Company, Inc.

Pre-tax income for the years ended December 31 was taxed under the following jurisdictions:

	2010	2009	2008

U.S.	$44	$(36)	$31
Foreign	570	495	411

	$614	$459	$442

The provision for income taxes consisted of the following:

Current tax:	2010	2009	2008

U.S. federal
State and foreign	$113	$88	$89

	$113	$88	$89

Deferred tax:	2010	2009	2008

U.S. federal	$50	$(54)	$22
State and foreign	2	(27)	1

	52	(81)	23

Total	$165	$7	$112

The provision for income taxes differs from the amount of income tax determined by applying the U.S. statutory federal income tax rate to pre-tax income as a result of the following items:

	2010	2009	2008

U.S. statutory rate at 35%	$215	$161	$155
Valuation allowance	(6)	(122)	6
Nontaxable settlement of legal dispute	(7)
Tax on foreign income	(56)	(56)	(59)
Tax law changes	8		(5)
Foreign withholding taxes	4	10	6
Other items, net	7	14	9

Income tax provision	$165	$7	$112

The valuation allowance caption for 2010 includes, among other things, releases of valuation allowance of $8 in Belgium and $2 in the Netherlands as discussed below.

The valuation allowance caption for 2009 includes benefits of $58 and $42 in the U.S. and France, respectively, related to the release of valuation allowances based on future income projections as discussed below. In addition, the benefit of $122 also includes benefits of $16 for deferred tax assets used for 2009 profits in France, and $6 for the release of valuation allowances in Germany due to a change in tax law that will allow the Company to use tax losses that it previously could not use.

The Company paid taxes of $102, $73 and $84 in 2010, 2009 and 2008, respectively.

Crown Cork & Seal Company, Inc.

The components of deferred taxes at December 31 are:

	2010		2009
	Assets	Liabilities	Assets	Liabilities
Tax loss and credit carryforwards	$563		$658
Postretirement and postemployment benefits	172		209
Pensions	288	$28	193	$8
Depreciation	12	96	15	103
Asbestos	95		88
Inventories	2	6	2	13
Accruals and other	60	128	54	108
Valuation allowances	(376)		(391)

Total	$816	$258	$828	$232

Prepaid expenses and other current assets include $87 and $39 of deferred tax assets at December 31, 2010 and 2009, respectively.

Tax loss and credit carryforwards expire as follows: 2011 - $1; 2012 - $2; 2013 - $25; 2014 - $8; 2015 - $19; thereafter - $305; unlimited - $203. The unlimited category and those expiring after 2015 include, among other items, $6 of U.S. federal tax loss carryforwards that expire through 2025, $190 of state tax loss carryforwards, and $132 of French tax losses that are unlimited. The tax loss carryforwards presented above exclude $40 of U.S. windfall tax benefits that will be recorded in additional paid-in capital when realized.

Realization of any portion of the Company’s deferred tax assets is dependent upon the availability of taxable income in the relevant jurisdictions. The Company considers all sources of taxable income, including (i) taxable income in any available carry back period, (ii) the reversal of taxable temporary differences, (iii) tax-planning strategies, and (iv) taxable income expected to be generated in the future other than from reversing temporary differences. The Company also considers whether there have been cumulative losses in recent years. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company’s valuation allowances of $376 at December 31, 2010 include $177 in the U.S., $102 in France, $65 in Canada, $13 in Belgium, $10 in the Netherlands, $6 in Asia and $3 in Poland.

During the third quarter of 2010, the Company released $8 of valuation allowance for a Belgian subsidiary based on projections of future taxable income. The subsidiary generated positive income in 2009 and 2010 and is projecting positive income in future years sufficient to realize the deferred tax assets. The deferred tax assets are primarily tax loss carryforwards that do not expire. The Company continues to maintain a valuation allowance of $13 for deferred tax assets in a dormant entity in Belgium that the Company does not believe at this time it will be able to utilize.

During the third quarter of 2010, the Company released $2 of valuation allowance for a Dutch subsidiary based on projections of future taxable income. The subsidiary generated positive income in 2009 and 2010 and is projecting positive income in future years sufficient to realize the deferred tax assets. The Company continues to maintain a valuation allowance of $10 for tax loss carryforwards that expire in 2014 and that the Company does not believe at this time it will be able to utilize.

During the fourth quarter of 2009, the Company released $58 of its U.S. deferred tax valuation allowances based on management’s judgment that it is more likely than not that the related deferred tax benefits will be realized. The valuation allowance release included $54 for foreign tax credits that expire in 2016 through 2019 and $4 for research credits that expire in 2019. Prior to the fourth quarter of 2009, the Company was unable to conclude that it was more likely than not that these tax credits, which can only be used after all of the Company’s tax losses are used, would be realized before their expiration.

Crown Cork & Seal Company, Inc.

As of December 31, 2010, the Company had $177 of remaining valuation allowance against its U.S. deferred tax assets including $151 for state tax loss carryforwards and $25 for capital loss carryforwards. The state tax loss carryforwards expire as follows: $5 in 2011 through 2015, $66 in 2016 through 2020, and $124 thereafter. The capital loss carryforwards expire in 2012 and 2013. Future realization of the Company’s $502 of net U.S. deferred tax assets will require approximately $1.2 billion of aggregated U.S. taxable income. It is possible that the Company may be required to increase its U.S. valuation allowance at some future time if its projections of book and taxable income are incorrect in the aggregate or in the timing of certain deductions, such as pension plan contributions.

During 2009, the Company released $42 of its French deferred tax valuation allowances based on management’s judgment that it is more likely than not that the related deferred tax assets will be realized. At December 31, 2010, the Company’s net deferred tax assets in France consist of $164 of deferred tax assets, including $132 of tax loss carryforwards that do not expire, $41 of deferred tax liabilities and $102 of valuation allowances. The Company is unable to conclude at this time that it is more likely than not that it will realize any additional deferred tax benefits in France, primarily due to a restructuring of the Company’s operations which will reduce its profits in France. It is possible that the Company may be required to increase this valuation allowance at some future time if its income projections are later revised downwards. It is also possible that the Company will release additional portions of its French valuation allowance in future periods if its income projections are revised upwards.

As of December 31, 2010, the Company has a full valuation allowance of $65 against its net deferred tax assets in Canada. The net deferred tax assets of $65 include $36 of tax loss carryforwards that expire in 2014 to 2029. The Canadian operations remain in a three year cumulative loss position and had a significant loss in 2010 due to low operating margins and plant closing costs. The Company does not believe it has sufficient positive evidence at this time to release any of the valuation allowance in Canada, but it is possible that some or all of its Canadian valuation allowance will be reversed in the future if the results of operations improve.

The remaining valuation allowances of $6 in Asia and $3 in Poland are also in entities where the Company does not believe it has sufficient positive evidence at this time to release any of the valuation allowances, but it is possible some or all of the valuation allowances will be released in the future.

Management’s estimates of the appropriate valuation allowance in any jurisdiction involve a number of assumptions and judgments, including the amount and timing of future taxable income. Should future results differ from management’s estimates, it is possible there could be future adjustments to the valuation allowances that would result in an increase or decrease in tax expense in the period such changes in estimates are made.

The Company has not provided deferred taxes on $920 of earnings in certain non-U.S. subsidiaries because such earnings are indefinitely reinvested in its international operations. Upon distribution of such earnings in the form of dividends or otherwise, the Company would be subject to incremental tax.

V. Subsequent Event

In January, 2011, the Company sold $700 principal amount of 6.25% senior unsecured notes due 2021. The new notes were issued at par by Crown Americas LLC and Crown Americas Capital Corp. III, each a subsidiary of the Company, and are unconditionally guaranteed by the Company and substantially all of its U.S. subsidiaries. In addition, concurrently with the offering of the notes, the Company commenced a tender offer for any and all of the $600 outstanding 7.75% senior secured notes due 2015 (the “2015 notes”). At the expiration of the tender offer approximately 90% of the 2015 notes had been repurchased. All 2015 notes that remained outstanding were redeemed by the Company on February 17, 2011.

Crown Cork & Seal Company, Inc.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In millions)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
		Additions
Description	Balance at beginning of period	Charged to costs and expense	Charged to other accounts	Deductions – Write-offs	Balance at end of period

For the Year Ended December 31, 2010
Allowances deducted from assets to which they apply:

Trade accounts receivable	$ 40	$ 4	$ (1)	$ 3	$ 40

Deferred tax assets	391	(6)	(9)		376

For the Year Ended December 31, 2009
Allowances deducted from assets to which they apply:

Trade accounts receivable	24	17	2	3	40

Deferred tax assets	507	(122)	6		391

For the Year Ended December 31, 2008
Allowances deducted from assets to which they apply:

Trade accounts receivable	28	1	(1)	4	24

Deferred tax assets	508	(6)	5		507